Exhibit 99.1

IPA's Subsidiary, BioStrand, Solves the Information Integration Dilemma (IID) for Systems Biology

VICTORIA, British Columbia--(BUSINESS WIRE)--May 30, 2023--ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“ImmunoPrecise” or “IPA” or the “Company”), an AI-driven biotherapeutic research and technology company, today announced that its subsidiary, BioStrand®, has successfully solved the Information Integration Dilemma (IID) by developing a unique technology design that enables their patented HYFT Technology to encapsulate and unify diverse data modalities - including syntactical (sequence) data, 3D structural data, unstructured scientific information (e.g. scientific literature), and beyond - into a singular, integrated framework.

This breakthrough approach facilitates efficient data fusion, enabling a comprehensive analysis and interpretation of complex biological data. With HYFTs, BioStrand effectively addresses the IID, paving the way for quicker and more potent biological discoveries. This innovation has the potential to bring a paradigm shift in various domains including drug development, biomarker discovery, and the study of disease pathology, among others. The IID has long been a significant challenge for the biotechnology industry, as researchers and investors have grappled with the complexities of integrating various data types to gain meaningful insights. In the rapidly evolving field of biotechnology, data is generated from multiple sources such as scientific literature, experimental data, and genomic information. The integration of these different data types is critical for accelerating innovation and driving the discovery of novel therapeutics. However, traditional approaches have struggled to efficiently combine and analyze this diverse data, often leading to incomplete or inaccurate conclusions. BioStrand's breakthrough approach leverages its patented HYFT® technology and LENSaiTM platform, which together enable the efficient analysis and understanding of complex biological data. By solving the IID, BioStrand has unlocked new possibilities for the discovery and development of novel therapeutics, which is expected to benefit both patients and the investor community.

Dirk Van Hyfte, Co-Founder and Head of Innovation of BioStrand, said, "We are thrilled to have overcome the Information Integration Dilemma, which has long been a major hurdle in our industry. Our HYFT technology and LENSai platform are now poised to revolutionize the way researchers and AI-driven systems process and analyze complex biological data, ultimately leading to faster and more effective drug discovery and development."

BioStrand's HYFT technology extracts unique patterns, known as Universal Fingerprint™ patterns, from the entire biosphere, and integrates them with various data sources, such as scientific papers and medical records. The resulting Knowledge Graph encompasses over 660 million HYFTs and more than 25 billion relations, providing a powerful resource for researchers and AI-driven analysis. The LENSai platform, powered by HYFT technology, takes advantage of the latest advancements in large language models (LLMs) to bridge the gap between syntax (sequences) and semantics (functions). This enables the platform to extract valuable insights from vast amounts of data, without the limitations of traditional LLMs. IPA's support of BioStrand's pioneering work reinforces its commitment to investing in cutting-edge biotechnology solutions with the potential to transform the industry. The successful resolution of the Information Integration Dilemma not only demonstrates the innovative nature of BioStrand's technology but also highlights the Company's dedication to improving the lives of patients worldwide.

About ImmunoPrecise Antibodies Ltd:

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd., and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modeling, and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome of integrating in silico models and wet-lab experiments. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of in silico models and wet-lab experiments may not have the expected results, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2022 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor: investors@ipatherapeutics.com